[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858
May 2, 2011	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Christian Windsor

Senior Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-4561

Re:	United Community Bancorp
Registration Statement on Form S-1
Filed March 15, 2011
File No 333-172827
Form 10-K for Fiscal Year Ended
June 30, 2010
Filed September 28, 2010
File No. 000-51800

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”) enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 15, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 11, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC and Application on Form H-(e)-1-S. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Mr. Christian Windsor

Senior Attorney

May 2, 2011

Form S-1

General

Comment No. 1

Please provide a recent developments section to disclose the results for the quarter ended March 31, 2011, to the extent that this information is available, together with a discussion of these results.

Response to Comment No. 1

The requested disclosure has been added beginning on page 29 of the prospectus.

Comment No. 2

Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

Response to Comment No. 2

The requested letter from FINRA will be provided.

Comment No. 3

To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Response to Comment No. 3

The proxy statement/prospectus has been revised accordingly.

Comment No. 4

Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

Mr. Christian Windsor

Senior Attorney

May 2, 2011

Response to Comment No. 4

The requested disclosure has been added on page 1 of the prospectus.

Risk Factor, page 23

Comment No. 5

Revise this section to include a risk factor that discusses the impact of the increased capital from the offering upon your return on equity.

Response to Comment No. 5

As discussed with the Staff, the requested disclosed is included in the second risk factor on page 23 of the prospectus.

Use of Proceeds, page 36

Comment No. 6

We note your disclosure in the second full paragraph on page 37 that the proceeds of the offering contributed to United Community Bank will primarily be used to fund new loans. Also, on pages 5 to 7 you discuss management’s growth strategy, including specific areas for investment focus. Please revise this section to clarify how the proceeds from this offering will be used to implement the strategy. Where appropriate, please quantify, as a percentage or otherwise, the allocation of these proceeds to the identified aims, or to other uses.

Response to Comment No. 6

The requested disclosure has been added on page 38 of the prospectus.

Comment No. 7

Revise to disclose the ages of James W. Kittle, Vicki A. March, W. Michael McLaughlin and Michael B. Shannon. Refer to Item 401 of Regulation S-K.

Response to Comment No. 7

The requested disclosure has been added on page 95 of the prospectus.

Mr. Christian Windsor

Senior Attorney

May 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risk Management

Analysis of Nonperforming and Classified Assets, page 85

Comment No. 8

So that a reader would have a clear understanding of how management determines whether the company will enter into a troubled debt restructuring (TDR) as well as the steps taken to address potential problem loans, please revise to address the following:

•

Discuss how management determines the value of the underlying collateral upon the restructuring of a loans, as well as in any subsequent periods (e.g. if appraisals are obtained, how often and under what circumstances);

•	Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. discuss the timeframe followed);
•

Where the Company has received personal guarantees from the individual borrowers, tell us and disclose how you evaluate the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•

Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

Response to Comment No. 8

The requested disclosures have been added to pages 62, 63, 79, 80-83 and 89 of the prospectus.

Comment No. 9

For each of the TDRs identified on pages 86 and 87, please revise your disclosure to ensure you address the items noted in the comment above.

Response to Comment No. 9

The requested disclosures have been added to pages 81-83 of the prospectus.

Mr. Christian Windsor

Senior Attorney

May 2, 2011

Comment No. 10

We note the deterioration in the credit quality of your loan portfolio during fiscal 2010 and into the first six months of fiscal 2011 as evidenced by the increases in the levels of delinquencies, nonperforming loans and assets, classified assets, TDR’s as well as continued increases in the loan loss provision. We also note allowance for loan losses as a percentage of nonperforming loans has continued to decrease as well during the corresponding periods. Please address the following:

•	Revise your disclosure to comprehensively bridge the gap between the increases in the above noted items with the changes in your allowance for loan losses and respective coverage ratios;
•

Provide an analysis of each component of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. In this regard provide us with comparative information of the data provided in the table on F-24 (Credit Risk Profile by Internally Assigned Grade) at June 30, 2010 and link your analysis to the trends in your risk profile;

•	Clearly explain how you considered the levels of nonperforming loans and charge-offs at each period end when determining the amount of your allowance; and
•

To the extent that the changes in your nonperforming loans were due to a few large credits or a large number of small credits, please discuss this fact. In this regard, revise your table on F-21 to include the number of corresponding nonaccrual loans.

Response to Comment No. 10

The requested disclosures have been added to pages 84-87 of the prospectus and page F-20 of the financial statements.

How We Determined the Offering Range and the $8.00 Purchase Price, page 122

Comment No. 11

Please revise the third paragraph on page 123 to disclose the selection criteria applied by Keller & Co. in selecting the peer group companies, including factors like profitability, number of branches or other factors. We note that there appears to be a significant variation in assets size, with members of the peer group having asset sizes ranging from less than half of United Community’s current size, to more than three times its current size. The investor should be able

Mr. Christian Windsor

Senior Attorney

May 2, 2011

to understand how Keller concluded that these companies could be considered United Community’s “peers” and therefore were used in determining the company’s appraised value.

Response to Comment No. 11

The requested disclosure has been added to page 121 of the prospectus.

Proxy/Prospectus Cover Page

Comment No. 12

Revise your discussion of the exchange to compare the implied exchange value to the market price of your stock as of a recent date.

Response to Comment No. 12

The requested disclosure has been added to the cover page of the proxy/prospectus.

Form 10-K Filed for the Fiscal Year Ended June 30, 2010

Comment No. 13

Please revise your future Exchange Act filings to address the above comments as applicable.

Response to Comment No. 13

The Company’s future Exchange Act filings will address the above comments as applicable.

*        *        *        *

Mr. Christian Windsor

Senior Attorney

May 2, 2011

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852 or Victor L. Cangelosi at (202) 508-5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

cc:	William F. Ritzmann, President and Chief Executive Officer,
United Community Bancorp
David Lin, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
Hugh West, U.S. Securities and Exchange Commission
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP